September 20, 2022

BY EDGAR

Benjamin Holt

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Squared Technology Group, Inc.

Registration Statement on Form S-1

Filed September 12, 2022

CIK No. 0001915380

Dear Mr. Holt and Ms. Howell:

We set forth below the response of dMY Squared Technology Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 19, 2022 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed on September 12, 2022. We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Registration Statement on Form S-1 filed September 12, 2022

General

1.

Please revise the legality opinion filed as Exhibit 5.2 to include the over-allotment of 1,125,000 units, including the common stock included in the units. In addition, please remove the assumption that “upon issuance of Units, Class A Common Stock and Warrants, the sum of the number of Units, and shares of Common Stock issued and outstanding plus the number of shares issuable upon the exercise of such Warrants will not exceed the total number of shares of Class A Common Stock that the Company is then authorized to issue under its Restated Articles of Organization and other relevant documents,” as such assumption goes to the underlying opinion. In addition, please revise Exhibit 5.1 to reflect the full amount of units being registered including the over-allotment. The exhibit references 7.5 million units, which does not include the overallotment.

The Company has revised the language of the legality opinions, which opinions are filed as Exhibits 5.1 and 5.2 to the Amendment No.1 to the Registration Statement, respectively.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Harry L. You
Harry L. You
Co-Chief Executive Officer, Chairman and Director

cc:	Niccolo de Masi

Co-Chief Executive Officer and Director

dMY Squared Technology Group, Inc.

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP